IAMGOLD RESTARTS OPERATIONS AT ROSEBEL GOLD MINE

Toronto, Ontario, July 24, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") advises that its Rosebel Gold Mine operation in Suriname ("Rosebel") has restarted operations following confirmation and advice from the medical experts of the COVID-19 Outbreak Management Team of Suriname that it is safe to restart. In addition, following intervention by the Mediation Board for Suriname, the Union and Rosebel explicitly agreed on the restart of the Operations. As announced on June 16, 2020, Rosebel suspended operations as a result of the Union work stoppage.

To ensure the health and safety of the Rosebel workforce and community, Rosebel Management has been working diligently to manage for COVID-19 since March and as positive cases were confirmed on site in June. COVID-19 protocols have been managed under the guidance of the COVID-19 Outbreak Management Team of Suriname.

Rosebel started the workforce recall process this week, with employees and contractors returning to site to prepare for the restart of milling operations as well as diamond drilling activities.

The mill at Rosebel has restarted the processing of stockpile material and Saramacca ore. At Saramacca, contractors have restarted construction activities to complete the road.

Given the ongoing uncertainty relating to the duration and extent of the global COVID-19 crisis, and the impact it may have on the demand and price for gold, on our suppliers and workforce, and on global financial markets, the Company continues to face uncertainties that may impact its operating activities and financial results.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:

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